

October 17, 2013

Via E-mail
Hu Xiaoming
Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re:** **Kandi Technologies Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 20, 2013**
> **File No. 333-191283**

Dear Mr. Xiaoming:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on your disclosure on the cover page of the prospectus, it appears that this is a resale registration statement. Please revise your prospectus throughout to reflect that this is a secondary offering. We note, for example, the disclosure on page 8 in the Warrant Holders section and on page 9 in the Plan of Distribution.

2. Please revise to add a selling shareholders section to your prospectus and disclose that the selling shareholders may be deemed underwriters for this offering.

3. We note that you are relying on Rule 416. Please confirm your understanding that additional issuances of shares upon exercise due to you selling shares for less than the

exercise prices are not covered by Rule 416 and would require filing a separate registration statement and paying an additional fee.

Placement Agent Warrant, page 6

4. Please revise to clarify whether the Placement Agent Warrant is subject to an adjustment pursuant to a Dilutive Issuance described on page 5 and applicable to the Investor Warrants.

Exhibit 5.1

5. Please have counsel revise the legality opinion to reflect the fact that this is a resale registration statement.

6. Please have counsel revise to remove the penultimate paragraph of the opinion. Counsel may not attempt to limit reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Jay Shah, Esq.